SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

CYPRESS BIOSCIENCE, INC.
(Name of Subject Company)

CYPRESS BIOSCIENCE, INC.
(Name of Person Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

232674507
(CUSIP Number of Class of Securities)

Jay D. Kranzler M.D., Ph.D.
Chief Executive Officer
Cypress Bioscience, Inc.
4350 Executive Drive, Suite 325
San Diego, CA 92121
(858) 452-2323
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person Filing Statement)

With copies to:

Frederick T. Muto, Esq.
Barbara L. Borden, Esq.
David A. Lipkin, Esq.
Cooley LLP
4401 Eastgate Mall
San Diego, CA 92121
(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i.

Item 1.	Subject Company Information.

(a) Name and Address.  The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is Cypress Bioscience, Inc., a Delaware corporation (“Cypress”). The address of the principal executive offices of Cypress is 4350 Executive Drive, Suite 325, San Diego, California 92121, and its telephone number is (858) 452-2323.

(b) Securities.  The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, $0.001 par value per share, of Cypress (the “Common Stock”). As of the close of business on September 23, 2010, there were 38,588,190 shares of Common Stock issued and outstanding.

Item 2.	Identity and Background of Filing Person.

(a) Name and Address.  The name, address and telephone number of Cypress, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above. Cypress’ website is www.cypressbio.com. The website and the information on or connected to the website are not a part of this Schedule 14D-9, are not incorporated herein by reference and should not be considered a part of this Schedule 14D-9.

(b) Tender Offer.  This Schedule 14D-9 relates to the unsolicited tender offer by Ramius V&O Acquisition LLC, a Delaware limited liability company (the “Offeror”) and a wholly owned subsidiary of Ramius Value and Opportunity Advisors LLC, a Delaware limited liability company (“Ramius”), to purchase all the issued and outstanding shares of Common Stock for $4.25 per share, net to the seller in cash, without interest and subject to any required withholding of taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 15, 2010, and in the related Letter of Transmittal (which, together with any amendments or supplements thereto from time to time, collectively constitute the “Offer”).

According to the Schedule TO, the address of the principal executive offices of the Offeror is 599 Lexington Avenue, 20th Floor, New York, New York, 10022 and its telephone number is 212-845-7900.

The Offer is described in a Tender Offer Statement on Schedule TO (together with all exhibits, the “Schedule TO”), filed by the Offeror with the Securities and Exchange Commission (the “SEC”) on September 15, 2010. According to the Schedule TO, the Offer will expire at 12:00 Midnight, New York City Time, on October 13, 2010, unless the Offeror extends the Offer. The Offeror has indicated that it currently has no intention of providing a subsequent offering period but reserves the right to do so.

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer.

The Offer and the Offeror’s obligation to purchase any Common Stock in the Offer are subject to a number of conditions, including the following:

(i) The Offeror not having become aware (1) that any material contractual right of Cypress or any of its subsidiaries has been or will be impaired or adversely affected or that any material amount of indebtedness has been or will be accelerated or become due as a result of the Offer or a merger or other similar business combination involving Cypress or (2) of any covenant, term or condition in any instrument or agreement of Cypress that, in the Offeror’s reasonable judgment, has or may have material adverse significance with respect to the value of Cypress or shares of its Common Stock to the Offeror (the “No Impairment Condition”);

(ii) Ramius having entered into a definitive agreement with RP Management, LLC, Administrator of Royalty Pharma Finance Trust (“Royalty Pharma”), regarding the financing to complete the purchase of all of the outstanding shares of Common Stock (the “Financing Condition”);

(iii) Cypress having a balance of at least $80 million in cash or cash equivalents immediately prior to the consummation of the Offer (the “Minimum Cash Balance Condition”);

(iv) There having been validly tendered in the Offer and not properly withdrawn prior to 12:00 Midnight, New York City time, on October 13, 2010 (the “Expiration Date”) that number of shares of Common Stock that, together with the shares of Common Stock then owned by Ramius, its affiliates and subsidiaries, would represent at least 90% of the total number of then-outstanding shares of Common Stock calculated on a fully diluted basis (the “90% Tender Condition”);

(v) Cypress’ board of directors having approved the Offer and the proposed second-step merger under Section 203 of the Delaware General Corporation Law (the “DGCL”), or the Offeror being satisfied, in its sole discretion, that Section 203 of the DGCL is inapplicable to the Offer and proposed merger; and

(vi) The expiration or termination of all waiting periods imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder.

The Offer is also subject to a number of additional conditions set forth in the Schedule TO, including those discussed in Item 4 below.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Schedule 14D-9 or in the excerpts from Cypress’ Definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on April 29, 2010 (the “Proxy Statement”), relating to Cypress’ 2010 Annual Meeting of Stockholders (the “Annual Meeting”), which excerpts are filed as Exhibit (e)(1) to this Schedule 14D-9 and incorporated herein by reference, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between Cypress or any of its affiliates, on the one hand, and (i) Cypress or any of its executive officers, directors or affiliates, or (ii) the Offeror or any of its respective executive officers, directors or affiliates, on the other hand. Exhibit (e)(1) is incorporated herein by reference and includes the following sections from the Proxy Statement: “Compensation Discussion and Analysis”; “Compensation of Directors”; “Compensation of Executive Officers”; “Potential Payments Upon a Change in Control”; “Employment, Bonus and Severance Agreements”; and “Certain Transactions”.

Any information contained in the pages incorporated by reference herein shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein or in any amendment hereto modifies, supersedes or is otherwise inconsistent with such information.

Relationship to the Offeror

According to the Schedule TO, as of September 15, 2010, Ramius and its affiliates were the beneficial owner of 3,815,000 shares of Common Stock in the aggregate, or approximately 9.9% of the outstanding Common Stock as of August 5, 2010.

Consideration Payable Pursuant to the Offer

If Cypress’ directors and executive officers were to tender any Common Stock they own for purchase pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as other stockholders. As of September 23, 2010, Cypress’ directors and executive officers (as set forth on Annex I hereto) beneficially owned an aggregate of 313,818 shares of the Common Stock outstanding (including shares of Common Stock held by Cypress’ 401(k) plan), representing approximately 0.81% of the Common Stock outstanding as of September 23, 2010. Cypress’ directors and officers also hold in-the-money options to purchase an aggregate of 297,624 shares of Common Stock, representing approximately 0.77% of the Common Stock outstanding as of September 23, 2010 (assuming the issuance of such option shares), and they hold out-of-the-money options to purchase an aggregate of 3,486,328 shares of Common Stock, representing approximately 8.29% of the Common Stock outstanding as of September 23, 2010 (assuming the issuance of such option shares). Additionally, Dr. Jay Kranzler holds restricted stock units, or RSUs, representing the right to receive 100,000 shares of Common Stock.

If such directors and executive officers were to tender all such Common Stock (including shares of Common Stock issuable upon exercise of their in-the-money options and upon the vesting of Dr. Kranzler’s RSUs) for purchase pursuant to the Offer, and all of those shares of Common Stock were accepted for purchase and purchased by the Offeror at the Offer Price, such directors and executive officers would receive an aggregate of approximately $2,085,711 in cash (net of the aggregate exercise price of the in-the-money options).

As discussed in Item 4, to the knowledge of Cypress after making reasonable inquiry, none of Cypress’ directors or executive officers currently intends to tender Common Stock held of record or beneficially by such person for purchase pursuant to the Offer.

Cypress’ executive officers and directors have entered into, or participate in, as applicable, the various agreements and arrangements discussed in the sections of the Proxy Statement attached as Exhibit (e)(1) that relate to a change in control of Cypress, which would occur if shares of Common Stock were to be accepted for purchase pursuant to the Offer.

Potential Change in Control Benefits

The table below reflects the amount of compensation to each of the named executive officers, which will be payable in the event that the named executive officers are terminated without cause in connection with the consummation of the Offer or if Dr. Kranzler were to experience a qualified termination in connection therewith. The amounts shown assume that such termination was effective as of September 23, 2010, and thus include amounts earned through such time and are estimates of the amounts which would be paid out to the executives upon their termination. The actual amounts to be paid out can only be determined at the time of such executive’s separation from Cypress.

			Restricted		Life/
	Base		Stock	Healthcare	Disability	Accrued	Parachute
Name	Salary(1)	Options(2)	Units	Benefits(3)	Insurance	Vacation	Payment	Total

Jay Kranzler	$925,402	$0	$425,000 (4)	$36,000	$35,000	$71,105	$250,000 (5)	$1,742,507
R. Michael Gendreau	$333,246	$0	$0	$18,000	$—	$18,164	$—	$369,410
Sabrina Johnson	$320,121	$0	$0	$18,000	$—	$5,960	$—	$344,081
Srinivas Rao	$259,932	$0	$0	$18,000	$—	$29,991	$—	$307,923

(1)	For Dr. Kranzler, the amount reflects 18 months of base salary, for all the other named executive officers, the amount reflects 12 months of base salary.

(2)	The value of stock options is determined based on the unvested shares which would accelerate upon a change in control and the Offer price of $4.25 per share. The exercise price per share of the unvested stock options held by the named executive officers exceeded the Offer price of $4.25.

(3)	For Dr. Kranzler, the amount reflects 2 years of healthcare benefits, for all the other named executive officers, the amount reflects 12 months of healthcare benefits.

(4)	The value of restricted stock units is determined based on the unvested shares which would accelerate upon Dr. Kranzler’s qualified termination in connection with a change in control and the Offer price of $4.25 per share.

(5)	Under Dr. Kranzler’s employment agreement, Cypress pays an amount equal to any excise taxes payable by him with respect to such event, up to $250,000, and has assumed the entire payment would be required.

Director Compensation

The table below shows the aggregate numbers of stock awards and option awards outstanding for each non-employee director as of September 23, 2010.

Name	Number of Options

Roger Hawley	75,767
Amir Kalali	75,767
Jon McGarity	114,767
Perry Molinoff	114,767
Tina Nova	75,767
Daniel Petree	114,767

Upon a change in control of Cypress, all options to purchase the Common Stock held by its directors will immediately vest, however, the per share exercise prices of all options held by its directors exceed the Offer price, so no benefit would be realized by the directors in connection with the consummation of the Offer.

Item 4.	The Solicitation or Recommendation.

The Board of Directors’ Recommendation

After careful consideration, including a thorough review of the terms and conditions of the Offer by the board of directors, in consultation with its financial and legal advisors and management, the board of directors, by unanimous vote of the directors present at a meeting held on September 27, 2010, determined that the Offer grossly undervalues Cypress’ current business and future prospects, is highly conditional, rendering it illusory and not in the best interests of Cypress and its stockholders (other than Ramius and its affiliates).

ACCORDINGLY, FOR THE REASONS DESCRIBED IN MORE DETAIL BELOW, THE BOARD OF DIRECTORS RECOMMENDS THAT CYPRESS’ STOCKHOLDERS REJECT THE OFFER AND NOT TENDER THEIR COMMON STOCK TO THE OFFEROR IN THE OFFER. Please see “— Reasons for Recommendation” below for further detail.

If you have tendered or in the future tender any of your shares of Common Stock, you can withdraw them, and the board of directors recommends that you withdraw them. For assistance in withdrawing your Common Stock, you can contact your broker or Cypress’ information agent, MacKenzie Partners, Inc. (“MacKenzie”), at the address, phone number and email address below:

MacKenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016
Telephone: (800) 322-2885 (Toll-Free)
(212) 929-5500 (Collect)
Email: Cypress@mackenziepartners.com

Background of the Offer and Reasons for the Recommendation

Background of the Offer

On May 27, 2010, Ramius and its affiliates made their first investment in Cypress, acquiring 50,000 shares of Common Stock at a weighted average purchase price of $4.08 per share. Ramius and its affiliates continued to make purchases on the open market on each trading day thereafter until, on June 18, 2010, they owned an aggregate of 1,325,000 shares of Common Stock with a weighted average purchase price of $4.12.

On June 20, 2010, Cypress entered into a license agreement with BioLineRx Ltd. whereby Cypress acquired an exclusive North American license for the development and commercialization of BioLineRx’s novel antipsychotic for the treatment of schizophrenia (CYP-1020). Cypress had been evaluating this opportunity for approximately nine months, during which time the Company conducted extensive due diligence and analysis, and negotiated the terms of the agreement. The terms of the agreement included an upfront payment of $30.0 million, with potential clinical and regulatory milestone payments of up to $160.0 million, potential commercial milestone payments of $85.0 million, and a potential additional $90.0 million associated with approval for additional indications in the United States or for approval in other countries in North America. In addition, Cypress agreed to fund continuing development activities of CYP-1020 and pay BioLineRx a royalty based on net sales. Cypress’ board of directors, in consultation with management, selected this drug candidate because addressing cognitive impairment in patients with schizophrenia represents an unmet need in a large patient population, CYP-1020 is well-characterized, CYP-1020 is innovative, with the potential to be the first antipsychotic drug with a pro-cognitive effect, and the planned phase 2b trial, if successful, will significantly reduce the development risk.

The BioLine transaction was the first transaction implementing Cypress’ strategic plan to resume its historical focus on drug development for disorders of the central nervous system, or CNS, by investing its capital to develop an industry-leading CNS drug candidate pipeline and using its experienced clinical development team to pursue drug development. Pursuant to this plan, Cypress has been seeking to identify product acquisition or licensing candidates for a CNS pipeline which meet the following product criteria: (i) candidates must address a large unmet clinical need and market opportunity; (ii) candidates must be well-characterized, with remaining risks being primarily clinical and regulatory risks; (iii) candidates must be innovative, with the potential to be the first product approved in a class of drugs; and (iv) the development program must be capable of reaching a significant value-creating milestone within approximately two years of acquisition. Cypress chose to renew its focus on the CNS market because of the large market opportunity, with CNS drugs generating $121 billion in worldwide sales in 2009 according to NeuroInsights, the existence of large unmet needs in multiple areas, the competitive landscape for CNS drug development and the prior success of Cypress and its development team in obtaining CNS product approvals and label expansions. The board of directors determined that a pipeline strategy, where multiple candidates with differing development risk profiles are pursued, would be the best approach for achieving long-term stockholder value. The board of directors approved this strategy after an extensive review of Cypress’ commercial strategy and a multi-year process, with the assistance of advisors, of seeking other commercial drug opportunities through licenses, acquisitions or mergers.

Following the public announcement of the BioLine transaction, on June 21, 22 and 23, 2010, Ramius and its affiliates sold 1,105,000 shares of Common Stock at a weighted average sales price of $2.93 per share. Ramius and its affiliates then once again resumed actively buying shares of Common Stock on June 24, 2010 and currently own 3,815,000 shares with a weighted average purchase price of approximately $2.55 per share

Also following the announcement of the BioLine transaction, Cypress’ management conducted investor presentations to describe Cypress’ previously announced strategic plan, including its implementation through the first transaction for CYP-1020. As part of a roadshow involving a series of investor meetings, on July 15, 2010, Dr. Jay D. Kranzler, Chairman and Chief Executive Officer of Cypress, and Dr. Michael Hufford , Vice President of Clinical Development, met with representatives of Ramius to discuss, among other things, the Cypress strategic plan, including the recent BioLine transaction. At this meeting, the representatives of Ramius did not disclose that they were contemplating the submission of a proposal to acquire Cypress.

On July 19, 2010, Ramius publicly announced and sent to Cypress an unsolicited proposal to acquire Cypress for $4.00 per share in cash (the “July Proposal”). Ramius indicated that it would consider an acquisition structure that would allow Cypress stockholders to retain a 50% interest in CYP-1020 if management or a third party funded all of the development costs of the CYP-1020 program. The July Proposal was subject to several conditions, including satisfactory completion of due diligence by Ramius and the waiver of any “anti-takeover” provisions designed to protect Cypress’ stockholders from coercive bids that undervalue Cypress. The offer price was also subject to change if Cypress took any actions that would “adversely change” Cypress’ last balance sheet, which gave Ramius freedom to conclude that such event had occurred based on its own interpretation of facts and circumstances. Ramius made other demands and accusations, including among others, its demand that Cypress explore an expeditious sale process and not engage in any further material acquisitions or other transactions and its accusation that Cypress’ management was engaging in the CNS pipeline strategy for entrenchment reasons. Ramius also criticized the size and composition of board committees and accused Cypress’ CEO of having a conflict of interest in the BioLineRx transaction, while threatening to take action if the board of directors pursues additional acquisitions and/or investments.

Following receipt of the July Proposal from Ramius, the board of directors of Cypress convened a special meeting on July 19, 2010, at which representatives of Cooley LLP (“Cooley”), outside legal counsel to Cypress, discussed the board of directors’ fiduciary duties in connection with its evaluation of and response to the July Proposal. The board of directors also directed its strategic committee to oversee the engagement of financial advisors to assist the board of directors in its evaluation of the unsolicited proposal from Ramius.

On July 22, 2010, Ramius delivered to Cypress a demand pursuant to Section 220 of the DGCL to inspect certain books and records of Cypress relating to the license agreement with BioLineRx Ltd. On July 29, 2010, following consultation with counsel, Cypress rejected the inspection demand as not having a proper purpose under the DGCL due to the board’s belief that Ramius was attempting to use the information to gain an advantage as a prospective acquiror of Cypress to the potential detriment of the other Cypress stockholders.

At its regular quarterly meeting on July 29 and 30, 2010, in addition to its regular review process, the board of directors considered the July Proposal, CNS product opportunities and arrangements regarding Savella. The board reviewed several CNS product opportunities as part of the implementation of its long-term strategic plan. In addition, the board of directors reviewed Cypress’ ongoing commercial operations, including the options Cypress had explored to maximize the value of the Savella co-promote. After comparing multiple available alternatives, including continuation of the co-promote at a financial loss, the board of directors approved the terms of a proposal with Forest Laboratories Holdings Limited (“Forest”) to discontinue the co-promotion of Savella in exchange for a cash payment from Forest and other financial considerations. The board of directors also discussed Cypress’ diagnostic programs, including updates on different possible strategic alternatives available to Cypress and financial implications of the alternatives. After consideration of all relevant factors, the board of directors determined to sell Cypress’ diagnostics business or exit from it by the end of the third calendar quarter of 2010.

In connection with the discontinuation of the co-promotion of Savella and the sale of, or exit from, the diagnostics business, the board of directors approved cost reduction matters, including staff reductions affecting 123 of Cypress’ employees, or 86% of Cypress’ total employee base, expected to become effective 60 days following the required notice of the reduction in force. The board of directors concluded that the winding down of Cypress’ commercial organization would significantly decrease its operating costs (with operating savings estimated at approximately $10 million per year) and allow Cypress to invest in its CNS pipeline consistent with its long-term strategic plan.

During the board meeting on July 30, 2010, representatives of Jefferies & Company, Inc. (“Jefferies”) and a representative of Perella Weinberg Partners (“Perella Weinberg”) reviewed with the board of directors information on the Ramius offer, Cypress’ recent stock price performance, volume traded analysis, Wall Street analyst estimates and commentary, Cypress’ current stockholder base, and materials related to a financial analysis of Cypress, including various market data and discounted cash flow analyses both with its existing primarily financial assets and with the incremental value created by each of the CNS pipeline products that Cypress was then actively pursuing. The representatives of Jefferies and Perella Weinberg also reviewed and discussed with the board of directors a number of strategic alternatives available to Cypress.

During an executive session of the board meeting on July 30, 2010, at which Dr. Kranzler was not present, the board of directors approved the engagement of Jefferies and Perella Weinberg and engaged in an extensive discussion of Ramius’ proposal and alternatives available to Cypress. The board of directors also consolidated its finance and strategic committees with the resulting committee being comprised of Daniel Petree, Jean-Pierre Millon, Dr. Tina Nova and Dr. Kranzler. Finally, the board of directors reviewed the conflict of interest allegations made by Ramius in its July Proposal and concluded that Dr. Kranzler had no conflict of interest in the BioLineRx transaction. Dr. Kranzler confirmed to the board that he has no financial interest in BioLineRx and his only prior involvement with BioLineRx was as a consultant for an investor in BioLineRx a number of years earlier. Following conclusion of the executive session, the board of directors directed its financial advisors to schedule a meeting with Ramius to seek additional information about its proposal, including confirmation that Ramius was seeking to acquire Cypress rather than simply seeking to have Cypress commence a sale process.

On August 3, 2010, Cypress entered into a letter agreement with Forest pursuant to which Cypress and Forest agreed to amend the License and Collaboration Agreement dated January 29, 2004, previously entered into between the parties. Under the letter agreement, Cypress agreed that Cypress’ rights to co-promote Savella for fibromyalgia would be discontinued. The letter agreement provided that Cypress would retain all other rights under the collaboration agreement with Forest, including Cypress’ 15% royalty on Savella sales in the United States. Forest also agreed to pay Cypress a one-time fee of $2.0 million to help facilitate the transition. The next day, Cypress announced its agreement with Forest to discontinue co-promotion of Savella, the decision to discontinue or sell Cypress’ diagnostics business by the end of the third quarter of 2010 and Cypress’ reduction in force of 123 employees, or approximately 86% of Cypress’ employees, effective October 6, 2010.

On August 4, 2010, a representative from Jefferies and a representative from Perella Weinberg met with representatives from Ramius. At that meeting, a number of topics were discussed, including: (i) how Ramius arrived at a $4.00 price per share and whether such price was best and final; (ii) the type of due diligence and time that Ramius would require to complete its proposed transaction; (iii) the potential for Ramius to require third party financing for its proposed transaction; (iv) whether Cypress should establish a special committee of the board of directors to evaluate Ramius’ proposal and explore other alternatives; and (v) Cypress’ recent announcement with Forest regarding the discontinuation of the Savella co-promote. In that meeting, the Ramius representatives confirmed that Ramius intended to pursue an acquisition of Cypress and was not simply seeking to have Cypress commence a sale process. Ramius also expressed dissatisfaction with Cypress’ management team and with its current strategic plan.

On August 5, 2010, the board of directors convened a special telephonic meeting to discuss further the July Proposal from Ramius, as well two additional letters received from Ramius on August 5 in which Ramius criticized the transaction with Forest, stated its request for the board of directors to evaluate its previously disclosed July Proposal and demanded, pursuant to Section 220 of the DGCL, inspection of Cypress’ books and records relating to prior strategic decisions made by the board of directors and management, including with respect to the Forest transaction. During the board meeting, representatives of Jefferies and Perella Weinberg reported on their meeting with Ramius representatives earlier in the week and discussed the terms of the July Proposal. The representatives of Jefferies and Perella Weinberg also presented updated information relating to Cypress’ stock price performance, analyst commentary (including commentary following the announcement of the termination of the Savella co-promote arrangement and reduction in force) and updated financial analyses. Following an extensive discussion with its financial and legal advisors and management, the board of directors unanimously concluded that that the July Proposal grossly undervalued Cypress’ then current business and future prospects and was not in the best interests of Cypress’ stockholders and determined to reject the proposal. The board of directors also authorized the delivery (and public release on August 6, 2010) of a letter to Ramius, signed by Dr. Kranzler and Mr. Millon, rejecting Ramius’ July Proposal and responding to Ramius’ public and unsupported accusations. A copy of the full letter is attached as Exhibit (a)(5)(C). An excerpt of the letter to Ramius is copied below.

After carefully and thoroughly reviewing the contents of your proposal and with the assistance of financial and legal advisors, we have unanimously concluded that your proposal is not in the best interests of the other Cypress stockholders. We concluded that your proposed price grossly undervalues our current business and future prospects. While Cypress remains confident that executing on its current business strategy would deliver superior value to its stockholders, we will continue to consider seriously any bona fide acquisition proposal or other transaction that reflects the full and fair value of Cypress’ current business and future prospects.

Mr. Smith, we are keenly aware of our fiduciary duties to our stockholders and any suggestion to the contrary is completely without merit. Furthermore, suggestions of any conflict of interest or inappropriate relationship in connection with the BL-1020 transaction are equally baseless. Our Board is comprised of scientific experts and seasoned corporate executives duly elected by Cypress stockholders and assisted by independent financial and legal advisors. Our focus is on creating value for stockholders over time. During our consideration of your proposal and evaluation of our current strategy, we heard from several other Cypress stockholders. None indicated a willingness to accept $4.00 per share, and we would not recommend a sale of Cypress at this price either.

We also confirm receipt of your letter, dated August 5, 2010, in which you make several unsupported assertions regarding the decision by Cypress to discontinue the co-promotion of Savella with Forest Laboratories. Although Cypress announced that agreement yesterday, it disclosed the potential for such a strategic change several weeks ago in its Form 8-K filing. This decision, contrary to your inaccurate claims, was not rushed. In addition, this decision was fully supported by the investment community as a prudent step to conserve cash and focus on Cypress’ core competencies. Importantly, the agreement Cypress reached yesterday with Forest was the result of a thorough and extended process in which several alternatives were considered and carefully reviewed and a number of which were pursued. We are highly confident that this agreement was the most attractive alternative available and is in the best interests of Cypress stockholders.

On August 6, 2010, Cypress announced in a press release that its board had carefully and thoroughly reviewed the July Proposal, and had determined that the July Proposal was not in the best interests of the other Cypress stockholders, because, among other reasons, the proposed price grossly undervalued Cypress’ current business and future prospects. Cypress also noted that, after hearing from several other Cypress stockholders, none indicated a willingness to accept $4.00 per share, and that an acquisition of Cypress at $4.00 per share would have provided substantial and differential benefits to Ramius at the expense of the other Cypress stockholders.

On August 11, 2010, Ramius delivered a letter to the board of directors, reiterating its proposal to acquire Cypress for $4.00 per share, and that it would consider providing Cypress’ stockholders with a potential 50% interest in CYP-1020 (the “August Proposal”) which Ramius hypothetically valued at $0.39 per share. In the letter, Ramius also indicated that it would be willing to discuss raising the value of its acquisition proposal in the event Ramius were granted limited due diligence but did not indicate how much, if any, the potential increase in the offer price would be.

On August 16, 2010, the board of directors of Cypress convened a special telephonic meeting to discuss the August Proposal from Ramius. In addition, the board discussed two proposed CNS pipeline transactions that the new products committee of the board of directors and the full board of directors had previously reviewed. Each of these transactions had been under discussion since 2009 and represented key components of the CNS strategy. Management and representatives of Jefferies and Perella Weinberg reviewed the August Proposal with the board of directors, noting that it was essentially unchanged from the original July Proposal, except that Ramius now had assigned a 39 cent per share value to a hypothetical spin-out of Cypress’ CYP-1020 asset. At the meeting, Dr. Kranzler also reviewed a proposed transaction with Alexza Pharmaceuticals, Inc. (“Alexza”) for the Staccato nicotine program, a novel electronic multidose delivery technology designed to help people stop smoking, and the proposed acquisition of Marina Biotech, Inc.’s (“Marina”) intranasal formulation of carbetocin for the possible treatment of social deficits and repetitive behavior associated with autism. The board of directors then held an executive session (in which Dr. Kranzler did not participate) and discussed both the latest proposal from Ramius, the proposed CNS transactions and the ongoing long-term strategic plan. Following a lengthy discussion, the board of directors concluded that the August Proposal should also be rejected because it continued to grossly undervalue Cypress’ current assets and future prospects. The board of directors also approved the proposed transactions with Alexza and Marina after full deliberation.

On August 17, 2010, the board of directors delivered a response to Ramius’ letter of August 11, 2010, a copy of which is filed as Exhibit (a)(5)(D), noting that the August Proposal was fundamentally unchanged from the July Proposal and, therefore, Cypress was reiterating its rejection of Ramius’ proposal, stating:

While we understand that you have clarified your “willingness to consider” a 50% retained interest in BL-1020, we do not believe you have made any substantive change to your original proposal of July 19, 2010. Given there is no substantive change to your proposal, our position, as communicated in our letter to you dated August 5, 2010, remains the same. We unanimously concluded that your proposed $4.00 per share price grossly undervalues Cypress’ current business and future prospects and is not in the best interests of the other Cypress stockholders.

On or about the same date, Ramius filed a complaint against Cypress in the Court of Chancery of the State of Delaware seeking certain of Cypress’ books and records pursuant to Section 220 of the DGCL. Cypress subsequently filed a motion to dismiss the complaint, which motion is pending before the Court of Chancery of the State of Delaware.

On August 25, 2010, Cypress completed the acquisition of Marina’s carbetocin development program pursuant to an asset purchase agreement, and also entered into a license and development agreement with Alexza, pursuant to which Cypress obtained an exclusive worldwide license from Alexza to Alexza’s Staccato nicotine technology.

On September 2, 2010, Mr. Petree, Cypress’ lead independent director, and Jeffrey Smith, the Partner Managing Director of Ramius, spoke by telephone to discuss Ramius’ concerns with respect to the activities and direction of Cypress. Mr. Smith indicated that it is Ramius’ belief that the Cypress stockholders want Cypress to be sold. Mr. Petree reiterated that Cypress is continuing to execute on its strategic plan, but that the board of directors was open to proposals for strategic alternatives, including any new proposals from Ramius that fully valued the current assets and future prospects of Cypress.

On September 15, 2010, Ramius commenced the Offer and, on that same day, Cypress issued a press release requesting that stockholders take no action in response to the Offer and informing stockholders that the board of directors, in consultation with its financial and legal advisors, would review the Offer and make its recommendation to stockholders.

On September 17, 2010, David Bates, individually and on behalf of all others similarly situated, filed a complaint against Cypress and its directors in the Court of Chancery of the State of Delaware alleging that the directors breached their fiduciary duties of good faith, loyalty and due care.

On September 17, 2010, Offeror sent a letter to the independent directors of the Cypress board of directors urging them not to take any action to attempt to block the Offer from succeeding.

On September 20, 2010, Offeror filed a complaint against Cypress in the Court of Chancery of the State of Delaware seeking certain stockholder list materials for purposes of inspection and copying. On September 22, 2010, Cypress provided the Offeror with its stockholder list and certain other materials.

On September 24, 2010, the board of directors met with its financial and legal advisors to review the terms of the Offer and other potential actions to be taken by Cypress. Representatives of the financial advisors reviewed the terms of the Offer, financial analyses relating to the Offer and strategic alternatives available to Cypress. Representatives of Cooley and Sullivan Cromwell LLP reviewed with the board of directors its legal and fiduciary duties in this context and the terms and conditions of a proposed stockholder rights agreement that the board might consider adopting to prevent a coercive takeover of Cypress. At the meeting, the board of directors also reconstituted the strategy committee to consist of Mr. Petree and Dr. Nova.

On September 27, 2010, the board of directors again met with its legal and financial advisors to review the Offer. The board of directors also considered, among other things, and discussed with its advisors matters relevant to the adoption of a rights plan, including the mechanics of a plan, events that could trigger the rights under a plan, the possible effect of such plan on future transactions and the material terms of the plan that was proposed to be implemented, and the fact that the plan contained an exception that would enable the Offer to be consummated as proposed without triggering the rights under the plan. Following this discussion and further deliberation, and after careful consideration, the board of directors determined, by unanimous vote, (i) that the Offer grossly undervalues Cypress’ current business and future prospects, is highly conditional, rendering it illusory, and is not in the best interests of Cypress and its stockholders (other than Ramius and its affiliates), and, therefore, to recommend that stockholders should reject the Offer and not tender their Common Stock to the Offeror, (ii) to explore strategic alternatives to the Offer, which may include monetization of certain Cypress assets or other transactions that deliver value to Cypress’ stockholders and/or pursuit of Cypress’ current CNS strategy, or a sale or strategic combination of Cypress with third parties, and to continue to operate Cypress’ business in the ordinary course, taking into account the exploration of alternatives process, and (iii) to adopt a stockholder rights plan in the form presented to the board of directors. After review and discussion, the board of directors also approved the filing of this Schedule 14D-9 with the SEC and mailing of the Schedule 14D-9 to Cypress’ stockholders.

Reasons for Recommendation

The board of directors took into account numerous factors in reaching its determination to recommend rejection of the Offer, including, but not limited to, the reasons set forth below, and consulted with Cypress’ management, as well as Cypress’ financial and legal advisors, in making its determination. A copy of the press release relating to the recommendation to reject the Offer is filed as Exhibit (a)(5)(A) to this Statement and is incorporated herein by reference.

1.	The Offer grossly undervalues Cypress’ current business and future prospects.

The board of directors believes that the $4.25 per Share Offer price grossly undervalues Cypress by any reasonable measure and is designed to provide the Offeror with an extremely attractive return on its investment at the expense of all other stockholders of Cypress. After accounting for Cypress’ anticipated cash balance of approximately $85 million at year end, the Offer values the remainder of Cypress below $80 million. Among other things, the Offer price does not adequately account for the significant value of the existing Savella royalty stream, the value of prior acquisitions of CNS assets nor the additional significant value potential of the continued implementation of Cypress’ business plan. The Offer price is even below Cypress’ liquidation value.

•	Existing Royalty Stream. Cypress is entitled to ongoing cash flow from the 15% Savella royalty stream. As discussed more fully below, the Offer price values Cypress’ business (net of cash and cash equivalents expected at year end) at approximately $79 million. The board believes that the value of the Savella royalty stream alone, setting aside the remainder of Cypress’ business and prospects, significantly exceeds the value of Cypress implied by the Offer.

•	Existing Rights and Future Prospects in CNS Market. The Offer inadequately values Cypress’ existing business and prospects in the CNS market, a market that generated $121 billion in worldwide sales in 2009. Cypress has a very experienced management team that has successfully developed and marketed CNS products, and that possesses unique know-how and expertise in psychiatry, neuropharmacology, and clinical methodology. This rich history of CNS expertise has led to a record of innovation and clinical development success, with Cypress holding a valuable portfolio of intellectual property rights and pre-clinical and clinical data relating to: (i) CYP-1020, which may be used in the treatment of cognitive impairment in schizophrenia and has the potential to be the first antipsychotic with a pro-cognitive effect; (ii) Carbetocin, which is targeted toward the treatment of social and repetitive behavior deficits in autism for which there is currently no approved therapies for the core social and repetitive behavior deficits; and (iii) Staccato Nicotine, which is a smoking cessation therapy intended to improve on current smoking cessation approaches by delivering nicotine via inhalation without the harmful side effects associated with cigarettes. The board believes that, contrary to the unsupported public statements made by Ramius, each of these programs has a positive expected value based on the cash investments required and future potential profits. The Offer does not compensate Cypress stockholders for the full value of the Savella royalty stream and ascribes no value to any of Cypress’ recent product acquisitions and no value to Cypress’ future prospects in the CNS market.

•	Every analyst following Cypress believes that the Offer price undervalues Cypress. The board of directors’ view of the inadequacy of the Offer is confirmed by the views of independent, Wall Street analysts, all of whom believe Cypress is worth more than the Offer price. The Offer price of $4.25 values the Shares at a 30% discount to the average price targets of analysts (as indicated in the chart below) for the Shares at September 24, 2010.

Price
Firm	Target

RBC Capital Markets	$10.00
Roth Capital	$6.00
Oppenheimer	$5.00
Piper Jaffray	$5.00
Ladenburg Thalmann	$4.50

Average	$6.10

2.	The Offer is funded almost entirely by Cypress’ own cash and other assets, including the monetization of the Savella royalty, resulting in Offeror providing only approximately $17.8 million, or $0.51 per share, in purchase price that is not funded by Cypress.

The $125 million contingent financing for the Offer requires immediate repayment of $80 million in cash and delivery of a 50% interest in the Savella royalty in exchange for the remaining $45 million at the closing of the Offer. As of August 31, 2010, Cypress had cash and cash equivalents of approximately $99.7 million and Cypress currently expects to end the year with approximately $85 million in cash and cash equivalents. Furthermore, Cypress has no outstanding indebtedness. As a result, Offeror is funding nearly the entire Offer with Cypress cash and partial monetization of the Savella royalty. As discussed more fully above, the Offer price grossly undervalues Cypress’ remaining assets and operations, including its royalty stream from Savella and its other CNS assets. The board of directors believes these assets and corresponding value belong to Cypress stockholders and should not be exploited by Offeror in the Offer at the expense of the other Cypress stockholders.

3.	The consummation of the Offer would transfer significant value from the other stockholders of Cypress to Offeror.

As illustrated above, Offeror is funding nearly all of the Offer with assets of Cypress and will retain for itself at least 50% of the Savella royalty stream and the other CNS assets, enabling Offeror to generate an enormous potential monetary return in a short-term period, at the expense of Cypress’ other stockholders. That value belongs to all Cypress stockholders.

4.	The board of directors has determined to engage in a broad evaluation of Cypress’ strategic alternatives, with the assistance of its financial advisors, in order to maximize value for all stockholders.

The board has committed to explore strategic alternatives for Cypress, which may include monetization of certain Cypress assets or other transactions that deliver value to Cypress’ stockholders and/or pursuit of Cypress’ current CNS strategy, or a sale or strategic combination of Cypress with third parties. The consummation of the Offer would deprive the other stockholders of the opportunity to realize value from the board’s pursuit of strategic alternatives.

5.	The Offer is not a firm commitment, is highly conditional and is unlikely to close by the Expiration Date, if at all.

The Offer has a significant number of conditions that make it highly unlikely to close on October 13, 2010 (the expiration date as stated in the Offer) or thereafter, assuming the Offer is extended. These conditions include, among others, the No Impairment Condition, the Financing Condition, the Minimum Cash Balance Condition, and the 90% Tender Condition. Each of the numerous conditions to the Offer must be satisfied or waived before the Offeror would be obligated to accept for purchase any Common Stock tendered in the Offer. Certain of the conditions are highly unusual and provide the Offeror with broad and virtually unfettered discretion to determine whether such conditions have or have not been satisfied, and call into question the commitment of Offeror to acquire Cypress. The Board believes that the Offer is essentially a one-way option in favor of Offeror to acquire Cypress, not a bona fide offer subject only to reasonable and customary conditions. Certain of the conditions that call into question Offeror’s commitment to acquire Cypress are discussed further below.

•	No Impairment Condition. The No Impairment Condition gives the Offeror virtually unfettered freedom to conclude that this condition has not been satisfied based on its own interpretation of facts and circumstances involving Cypress, and even to refuse to consummate the Offer based upon transactions that Cypress has already executed and announced as of the date of the Offer. In essence, the presence of this condition makes the entire Offer illusory and highly uncertain. Even if all of the other conditions to the Offer were fully satisfied, under the No Impairment Condition the Offeror could simply refuse to consummate the Offer, in its sole discretion and without compensation to Cypress’ other stockholders.

•	Financing Condition. Because the Offer is conditioned on Offeror having entered into a definitive agreement with Royalty Pharma regarding the financing to complete the Offer, and the commitment letter from Royalty Pharma included with the Offer is subject to a number of conditions, including completion of due diligence, Royalty Pharma has wide discretion not to enter into the definitive agreement and thus there is substantial uncertainty that Offeror will obtain the required financing. In addition, Offeror cannot make any changes to the Offer, including waiver of any conditions, without the consent of Royalty Pharma. Moreover, even if Royalty Pharma were ready, willing and able to enter into such a definitive agreement, the Financing Condition would not be satisfied if Offeror simply refused to enter into the definitive agreement with Royalty Pharma, for any reason or for no reason. Just as with the No Impairment Condition, the Financing Condition makes the Offer illusory and highly uncertain.

•	Minimum Cash Balance Condition. The Offer requires Cypress to have a minimum cash balance of $80 million in order to satisfy the Offeror’s financing obligations which require the immediate repayment at the closing of $80 million of the $125 million financed.

•	90% Tender Condition. As a result of the 90% Tender Condition, unless the Offeror obtains tenders in the Offer that, together with the shares of Common Stock then owned by Offeror, its affiliates and subsidiaries, would represent at least 90% of the total number of then-outstanding shares of Common Stock calculated on a fully diluted basis, Offeror has no obligation to consummate the Offer, even if it were to obtain tenders that would give it effective control of Cypress. The 90% Tender Condition, which is highly unusual in these circumstances, is necessary in order for Offeror to effect a short-form merger immediately following the closing of the Offer so that the Offeror has access to Cypress’ cash and other assets to pay for the Offer at the closing, thereby minimizing the cost of the financing and maximizing the return to the Offeror and its affiliates. Moreover, as a result of the 90% Tender Condition, even if Offeror were to control a majority of the outstanding shares of Cypress following the consummation of the Offer, giving it the ability to consummate a back-end merger that would enable Offeror to acquire the remaining shares on the same terms as the Offer, Offeror may nevertheless refuse to consummate the Offer. Just as significantly, because the Offeror has reserved the right to waive any or all of its closing conditions, Offeror could elect to close the Offer without offering non-tendering stockholders any right or ability to be cashed out of their position. This would result in such stockholders being continuing holders in Cypress with Offeror as Cypress’ controlling stockholder. In such event, Offeror would have acquired effective control of Cypress without paying for all of Cypress’ outstanding shares, and it is likely that the non-tendering stockholders, as minority stockholders in a company with a controlling stockholder, would be adversely affected thereby.

6.	The Offer is opportunistic and timed to take advantage of Cypress’ currently depressed stock price.

The board believes that the Offer represents an opportunistic attempt by Offeror to purchase shares of the Common Stock that has been impacted by market dislocation resulting from Cypress’ change in strategy, and that is currently trading at a depressed level. Offeror and its affiliates were not stockholders of Cypress until May 27, 2010, and sold virtually all of their shares immediately following the announcement of the BioLine transaction and thereafter acquired all of their current shareholdings at a weighted average cost of approximately $2.55 per share. Thus, the Offer is intended to enable Offeror to profit enormously in a very short time period at the expense of Cypress’ other stockholders who are being offered a discount to Cypress’ liquidation value.

•	If Offeror did not believe that there was a significant profit to be made by buying the remaining shares at $4.25 per share, it would not have launched the Offer. Offeror is purely a financial buyer, not a biotechnology company, and has no interest in any of the Cypress assets other than its cash and Savella royalty stream which have a value far in excess of the enterprise value per share implied by the Offer. Offeror’s best interests are, by definition, inconsistent with the best interests of Cypress’ other stockholders.

•	The Offeror’s unsolicited proposal was launched at a time when Cypress’ stock has traded down approximately 54.1% from its 52 week high of $8.37 per share (based on the closing price of $3.84 per share on September 16, 2010). The Offer price represents a discount of 49.2% from Cypress’ 52-week high.

7.	Offeror’s tactics have been designed to divert attention away from its grossly undervalued Offer.

Offeror has engaged in a carefully orchestrated public campaign designed to divert attention away from the fact that the Offer grossly undervalues Cypress and inappropriately transfers significant value to Offeror and its affiliates from other stockholders. Offeror has publicly accused Cypress management of having conflicts of interest and has aggressively attacked the board of directors by claiming breach of fiduciary duties without offering any evidence to support their claims. The issue for the board of directors of Cypress and stockholders is the value and terms of the Offer that has been made. The Offer is essentially a proposal to liquidate Cypress for the benefit of the Offeror with the result that existing stockholders receive a significant discount to even the liquidation value of Cypress. Moreover, the Offeror receives an enormous, disproportionate and unjustified return on its investment utilizing Cypress’ cash and assets to effect a transaction, all at the expense of the other Cypress stockholders.

ACCORDINGLY, BASED ON ALL OF THE FOREGOING, THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS REJECT THE OFFER AND NOT TENDER THEIR COMMON STOCK PURSUANT TO THE OFFER.

The foregoing discussion of factors considered by the board of directors is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer, the board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation. In addition, individual members of the board of directors may have assigned different weights to different factors. However, after weighing all of the various factors, the board of directors made its recommendation by unanimous vote of the directors.

Intent to Tender

To the knowledge of Cypress after making reasonable inquiry, none of Cypress’ directors or executive officers intends to tender any Common Stock held of record or beneficially owned by such person pursuant to the Offer.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

Cypress has engaged Jefferies to render to the board of directors financial advisory services and has agreed to pay Jefferies customary fees and compensation for such services, including for services in connection with the Offer. Cypress is also required to reimburse Jefferies’ out-of-pocket expenses incurred in performing the services in connection with its engagement. Cypress has also agreed to indemnify Jefferies against certain liabilities arising out of or in connection with the engagement. Jefferies and its affiliates in the past have provided, and in the future may provide, financial advisory and commercial and investment banking services to Cypress for which services they have received, and would expect to receive, compensation. In the ordinary course of business, Jefferies and its affiliates may actively trade or hold securities of Cypress for its own account or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Cypress has engaged Perella Weinberg to render financial advisory services to the board of directors and has agreed to pay Perella Weinberg customary fees and compensation for such services, including for services in connection with the Offer. Cypress is also required to reimburse Perella Weinberg’s out-of-pocket expenses incurred in performing the services in connection with its engagement. Cypress has also agreed to indemnify Perella Weinberg against certain liabilities arising out of or in connection with the engagement. Perella Weinberg may in the future provide financial advisory and commercial and investment banking services to Cypress and would expect to receive compensation for such services. In the ordinary course of business, Perella Weinberg and its affiliates may actively trade or hold securities of Cypress for its own account or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Certain officers, directors and employees of Cypress may render services in connection with the Offer, but they will not receive any additional compensation for such services.

Except as set forth above, neither Cypress nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders of Cypress concerning the Offer.

Item 6.	Interest in Securities of the Subject Company.

No transactions in the Common Stock have been effected during the past 60 days prior to the date of this Schedule 14D-9 by Cypress or, to the knowledge of Cypress, by any executive officer, director, affiliate or subsidiary of Cypress.

Item 7.	Purposes of the Transaction and Plans or Proposals.

In the press release filed as Exhibit (a)(5)(B) to this Schedule 14D-9, Cypress announced that it will explore strategic alternatives to the Offer, which may include monetization of Cypress’ assets or other transactions that deliver value to Cypress’ stockholders and/or pursuit of Cypress’ current CNS strategy, or a sale or strategic combination of Cypress with third parties. Cypress will continue to operate its business in the ordinary course, taking into account the exploration of alternatives process. Among other ongoing activities, Cypress will continue to take actions to implement the board’s direction to sell its diagnostics business or exit from it by the end of the third calendar quarter of 2010.

Cypress also routinely maintains contact with other participants in its industry regarding a wide range of business transactions. It has not ceased, and has no intention of ceasing, such activity as a result of the Offer. Cypress’ policy has been, and continues to be, not to disclose the existence or content of any discussions with third parties (except as may be required by law) as any such disclosure could jeopardize any future negotiations that Cypress may conduct.

Except as described in the preceding paragraph or otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, Cypress is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Common Stock by the Offeror, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Cypress or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of Cypress or any of its subsidiaries or (iv) any material change in the present dividend policy, or capitalization, of Cypress.

Except as described above or otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the board of directors, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph. Notwithstanding the foregoing, the board of directors may in the future engage in negotiations in response to the Offer that could have one or more of the effects specified in the preceding paragraph. The board of directors has determined that disclosure with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to in the preceding paragraphs might jeopardize any discussions or negotiations that Cypress may conduct. Accordingly, Cypress does not intend to disclose the possible terms of any such transaction or proposals until an agreement in principle relating thereto has been reached or as otherwise may be required by law.

Item 8.	Additional Information.

Appraisal Rights

Cypress’ stockholders do not have statutory appraisal rights in connection with the Offer.

Anti-takeover Provisions in Cypress’ Charter Documents

Certain provisions of Cypress’ Second Amended and Restated Certificate of Incorporation, as amended, and Fourth Amended and Restated Bylaws (the “Charter Documents”) may have the effect of delaying or preventing changes in control or management, including the division of the board of directors into three classes, each serving staggered three-year terms. As a result, only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective terms. Additionally, the Charter Documents provide that the board of directors may change the authorized number of directors serving on the board of directors without stockholder approval, and further provide that the board of directors may fill any vacancies on the board of directors.

The Charter Documents also provide that Cypress’ stockholders may not act by written consent, do not have the right to call a special meeting of the stockholders, require the vote of 66 2/3% of the stockholders to approve an amendment to certain provisions of the Charter Documents and require stockholders to provide Cypress with advance notice to nominate directors to the board of directors or bring business before a meeting of stockholders. Further, the Charter Documents provide that the board of directors may designate the rights, preferences and privileges of shares of undesignated preferred stock which, if designated by the board of directors and issued by Cypress, may have rights, preferences and privileges, including economic rights, senior to the Common Stock, and as a result the issuance of such preferred stock may have the effect of delaying or preventing changes in control or management.

Stockholder Rights Plan and Issuance of Share Purchase Rights

The board of directors of Cypress considered, with the benefit of advice from its legal and financial advisors, whether it was in the best interests of Cypress and its stockholders to adopt a rights agreement in light of the Offer commenced by Ramius and other recent developments involving Cypress. The board of directors determined that it was in the best interests of Cypress and its stockholders to do so, in order to limit the potential adverse impact on Cypress and its stockholders of an accumulation of a significant interest in the Common Stock, by others, that could result in coercive or unfair attempts to take over Cypress without affording all stockholders the opportunity to realize full and fair value for their Common Stock.

On September 27, 2010, after careful consideration, including consultation with its financial and legal advisors, the board of directors, by unanimous vote of the directors present, determined that it was in the best interests of Cypress and its stockholders to adopt a rights agreement, and authorized the execution of a rights agreement, dated as of September 27, 2010, between Cypress and American Stock Transfer & Trust Company, LLC, as rights agent (the “Rights Agreement”), and the board of directors declared a dividend of one preferred share purchase right thereunder (each, a “Right”) for each outstanding share to the stockholders of record as of October 8, 2010. The board of directors took these actions in order to give Cypress adequate time, if it were to be presented with any attempt by a third party (including Ramius, but as described below excluding the Offer) to acquire Cypress at a price determined by the board of directors not to be in the best interests of Cypress’ stockholders, to explore strategic alternatives that would be in the best interests of stockholders. Each Right, when and if it becomes exercisable, entitles the registered holder to purchase from Cypress one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share (the “Preferred Shares”), at a price of $15 per one one-hundredth of a Preferred Share, subject to adjustment. Each one one-hundredth of a Preferred Share has designations and powers, preferences and rights, and qualifications, limitations and restrictions, designed to make it the economic equivalent of a share of Common Stock. Under the Rights Agreement, until a “Distribution Date” (as defined in the Rights Agreement) occurs, the Rights trade with the Shares and are not exercisable. Among other things, the Distribution Date would occur on the date on which the Offer is amended (or such later date as may be determined by the action of the board of directors of Cypress prior to such time as any person becomes an “Acquiring Person” under the Rights Agreement) to reduce the number of shares of Common Stock for which the Offer is being made, to amend or waive the condition that the number of shares of Common Stock that must be validly tendered and not withdrawn must be, together with the shares of Common Stock already owned by Ramius and its affiliates, not less than 90% of the then outstanding shares of Common Stock on a fully diluted basis, to reduce the price offered to be paid in the Offer or to make any other change in the Offer which, in the good faith determination of the board of directors, materially adversely affects the holders of shares of Common Stock. Although such amendments would cause the Rights to be distributed and exercisable, only the acquisition of a 15% block, other than pursuant to the Offer on its current terms, would make the Right exercisable on more attractive terms, and cause the Rights held by the party acquiring 15% to be voided, thereby diluting such acquirer. The description and terms of the Rights are set forth in the Rights Agreement.

Copies of the Rights Agreement and the Certificate of Designation for the Preferred Shares have been filed with the SEC as exhibits to the Form 8-K filed with the SEC on September 28, 2010, and are incorporated herein by reference.

The consummation of the Offer, under the current conditions of the Offer, will not trigger any events under the Rights Agreement. The Rights Agreement provides that if the Offeror acquires in the Offer such number of shares of Common Stock that represent, together with the shares of Common Stock owned by Offeror and its affiliates and associates at the commencement of the Offer, 90% of the then-outstanding shares of Common Stock on a fully diluted basis at a price of not less than $4.25 per share and prior to such acquisition shall have irrevocably committed to a merger of Cypress as promptly as practicable in which merger all remaining shares of Common Stock will be converted into the right to receive the same consideration paid in the Offer, then the Offeror will not be deemed to be an “Acquiring Person” under the Rights Agreement. However, if the Offeror waived or purported to waive the Minimum Tender Condition or reduced the Offer price, or eliminated its commitment to complete the back-end merger following the conclusion of the Offer, and purchased Common Stock in the Offer, or if the Offeror or any other third party were to become an “Acquiring Person” under the Rights Agreement pursuant to any tender offer or other method (other than the Offer on its current terms) then the stockholders of Cypress (other than the Acquiring Person) become entitled to acquire, for an exercise price of $15 per Right, additional Common Stock valued at $30 (twice the exercise price for each Right). The Rights Agreement also permits holders of the Rights, at any time when they are otherwise exercisable for shares of Common Stock, to surrender them on a cashless basis in exchange for one share of Common Stock for each Right so surrendered.

Legal Proceedings

On or about August 18, 2010, Ramius filed a complaint against Cypress in the Court of Chancery of the State of Delaware seeking certain of Cypress’ books and records pursuant to Section 220 of DGCL. Cypress subsequently filed a motion to dismiss the complaint, which motion is pending before the Court of Chancery of the State of Delaware.

On September 17, 2010, David Bates, individually and on behalf of all others similarly situated, filed a complaint against Cypress and its directors in the Court of Chancery of the State of Delaware alleging that the directors breached their fiduciary duties of good faith, loyalty and due care.

On September 20, 2010, Offeror filed a complaint against Cypress in the Court of Chancery of the State of Delaware seeking certain stockholder list materials for purposes of inspection and copying. On September 22, 2010, Cypress provided the Offeror with its stockholder list and certain other materials.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements with respect to Cypress’ plans to explore strategic alternatives to maximize value for Cypress’ stockholders, statements with respect to Cypress’ ability to execute on its strategic plan, statements regarding future actions that Cypress’ board of directors may take, statements regarding Cypress’ expectations with respect to the value of the Savella royalty stream, statements regarding anticipated future cash balances and statements relating to the Cypress board of directors’ expectations to redeem the rights distributed pursuant to the Rights Agreement. Actual results could vary materially from what is expressed or forecasted in these forward-looking statements as a result of various important factors, including, but not limited to, actions taken by the Offeror, actions taken by stockholders in respect of the Offer, the possible effect of the Offer on Cypress’ business, and the risk factors found under the heading “Risk Factors” in Cypress’ 2009 Annual Report on Form 10-K filed with the SEC on March 31, 2010, and Cypress’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, filed with the SEC on August 9, 2010, which risk factors are incorporated herein by reference. As a result, these statements speak only as of the date hereof, and Cypress undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless such updates or revisions are required by applicable law. Words such as “expects,” “intends,” “plans,” “projects,” “believes,” “estimates,” and similar expressions are used to identify these forward-looking statements. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. The statements in this schedule speak only as the date hereof, and Cypress does not undertake any obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated September 15, 2010.(1)
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification for Taxpayer Identification Number on Substitute Form W-9).(1)
(a)(1)(C)	Notice of Guaranteed Delivery.(1)
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)
(a)(1)(F)	Form of Summary Advertisement as published on September 15, 2010.(1)
(a)(2)(A)	Letter to Stockholders from the Lead Independent Director of Cypress, dated September 28, 2010.
(a)(5)(A)	Press release dated September 15, 2010, announcing the commencement of the Offer.(1)
(a)(5)(B)	Press release dated September 28, 2010, announcing the recommendation of Cypress’ board of directors.

Exhibit No.	Description

(a)(5)(C)	Letter to Ramius dated August 5, 2010, rejecting Ramius’ July Proposal.
(a)(5)(D)	Letter to Ramius dated August 17, 2010, rejecting Ramius’ August Proposal.
(e)(1)	Excerpts from Cypress Definitive Proxy Statement on Schedule 14A relating to the Annual Meeting of Stockholders filed with the SEC on April 29, 2010.
(e)(2)	Cypress Bioscience, Inc. Severance Benefit Plan.(2)
(e)(3)	Amended and Restated Employment Agreement dated December 31, 2008 between Cypress and Dr. Jay Kranzler.(3)
(e)(4)	Certificate of Designation of Series A Junior Participating Preferred Stock(4).
(e)(5)	Rights Agreement, dated as of September 27, 2010, by and between Cypress and American Stock Transfer & Trust Co. LLC, as rights agent(5)

(1)	Incorporated by reference to the Schedule TO filed by the Offeror on September 15, 2010.

(2)	Exhibit 10.20 to the Form 10-K for the year ended December 31, 2008, Accession No. 0000936392-09-000124.

(3)	Exhibit 10.19 to the Form 10-K for the year ended December 31, 2008, Accession No. 0000936392-09-000124.

(4)	Exhibit 3.4 to Form 8-K filed by Cypress on September 28, 2010.

(5)	Exhibit 4.2 to Form 8-K filed by Cypress on September 28, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CYPRESS BIOSCIENCE, INC.

By:	/s/ Jay D. Kranzler
Name:     Jay D. Kranzler, M.D., Ph.D.

Title:	Chairman of the Board of Directors and Chief Executive Officer

Dated: September 28, 2010

Annex I	Directors, Executive Officers and Affiliates of Cypress Bioscience, Inc.

Annex I

Directors, Executive Officers and Affiliates
of Cypress Bioscience, Inc.

Executive Officers:
Jay D. Kranzler, M.D., Ph.D.
Sabrina Martucci Johnson
R. Michael Gendreau, M.D., Ph.D.
Srinivas G. Rao, M.D., Ph.D.

Directors:
Jay D. Kranzler, M.D., Ph.D.
Roger L. Hawley
Amir Kalali, M.D.
Jon W. McGarity
Perry B. Molinoff, M.D.
Tina S. Nova, Ph.D.
Daniel H. Petree

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